Law Offices

Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue NW, Suite 500

Washington, D.C. 20036

202.822.9611

March 7, 2012

VIA EDGAR

Mr. Vincent Di  Stefano, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Nationwide Mutual Funds (the “Registrant”)
File Nos. 333-40455 and 811-08495

Dear Mr. Di  Stefano:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485B, which was accepted via the EDGAR system at 11:14 a.m. March 7, 2012 (Accession No. 0001193125-12-100546). The Amendment erroneously excluded the XBRL exhibits.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001193125-12-100546) filed under the EDGAR submission type 485B.

If you have any questions, or require anything further regarding the request, please contact me at (202) 419-8416.

Very truly yours,

/s/ Cillian M. Lynch

Cillian M. Lynch, Esq.